

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2023

Kenneth Dichter
Chief Executive Officer
Wheels Up Experience Inc.
601 West 26th Street, Suite 900
New York, New York 10001

>   **Re: Wheels Up Experience Inc.**
>   **Form 8-K/A filed March 31, 2023**
>   **File No. 001-39541**

Dear Kenneth Dichter:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　Office of Energy & Transportation